        Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and
Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended,

Filer: Alcide Corporation

Subject Company: Alcide Corporation
Commission File No.: 0-12395

        July 26, 2004 Redmond, WA — Alcide Corporation (NASDAQ: ALCD) announced today that the anticipated exchange ratio associated with its acquisition by Ecolab Inc. is 0.6744, meaning that Alcide stockholders will receive 0.6744 shares of Ecolab common stock for each share of Alcide common stock they hold. As provided in the merger agreement between Ecolab and Alcide, the exchange ratio will equal $21.00 divided by the average closing price per share of Ecolab common stock on the New York Stock Exchange for each of the ten consecutive trading days ending five trading days prior to the closing date of the merger. The anticipated exchange ratio assumes, and Alcide expects, that the merger will close on July 30, 2004, the date of the special meeting of Alcide stockholders. If the closing is delayed for any reason, then the exchange ratio would be calculated based on the actual closing date.

About Alcide

        Alcide Corporation develops and markets unique biocidal products based on its patented technology. Alcide currently sells anti-infective products to the animal health market, disinfecting products to medical industries and SANOVA antimicrobial to the food processing industries. Its shares are traded on the NASDAQ under the symbol ALCD.

Additional Information

        Ecolab Inc. ("Ecolab") and Alcide Corporation ("Alcide") filed with the Securities and Exchange Commission (the "SEC") a final proxy statement/prospectus and other relevant documents concerning the proposed merger transaction on June 29, 2004. Investors are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors are able to obtain free copies of the documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Ecolab by requesting them in writing from Ecolab Inc., 370 Wabasha Street North, St. Paul, MN 55102, Attention: Corporate Secretary, or by telephone at (651) 293-2233. Investors may obtain free copies of the documents filed with the SEC by Alcide by requesting them in writing from Alcide Corporation, 8561 154th Avenue NE, Redmond, WA 98052, Attention: Investor Relations, or by telephone at (425) 882-2555. Documents filed by both Ecolab and Alcide with the SEC include annual, quarterly and current reports, proxy statements and other filings required or permitted by SEC rules and regulations.

        Alcide and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Alcide in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Alcide is also included in the Alcide proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the SEC on or about August 29, 2003. This document is available free of charge from the SEC at the SEC's website at www.sec.gov and from Alcide by requesting it in writing from Alcide Corporation, 8561 154th Avenue NE, Redmond, WA 98052, Attention: Investor Relations, or by telephone at (425) 882-2555.